Amendment no. 1
To pricing supplement dated May 23, 2025 to prospectus dated April 13, 2023,

prospectus supplement dated April 13, 2023, product supplement no. 3-I dated April 13, 2023 and prospectus addendum dated June 3, 2024

JPMorgan Chase Financial Company LLC

Registration Statement Nos. 333-270004 and 333-270004-01 Dated August 14, 2025 Rule 424(b)(3)

Structured Investments	Review Notes Linked to the Decline in the 10-Year Constant Maturity Treasury Rate due May 29, 2035 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

The bullet under “Selected Purchase Considerations — Comparable Yield and Projected Payment Schedule” in the pricing supplement dated May 23, 2025, related to the notes referred to above (the “pricing supplement”), is amended, restated and superseded in its entirety by the following:

•	COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — Although it is not entirely clear how the comparable yield and projected payment schedule should be determined when a debt instrument may be redeemed by the issuer prior to maturity, we have determined that the “comparable yield,” based upon the term to maturity of the notes assuming no early redemption occurs and a variety of other factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities at the time of issuance, is an annual rate of 5.74%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of a single payment at maturity, equal to $1,761.27. Assuming a semiannual accrual period, the following table sets out the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and projected payment schedule.
Calendar Period	Accrued OID During Calendar Period (Per $1,000 Principal Amount Note)	Total Accrued OID from Original Issue Date (Per $1,000 Principal Amount Note) as of End of Calendar Period
May 29, 2025 through December 31, 2025	$33.78	$33.78
January 1, 2026 through December 31, 2026	$60.19	$93.97
January 1, 2027 through December 31, 2027	$63.70	$157.67
January 1, 2028 through December 31, 2028	$67.41	$225.08
January 1, 2029 through December 31, 2029	$71.33	$296.41
January 1, 2030 through December 31, 2030	$75.48	$371.89
January 1, 2031 through December 31, 2031	$79.87	$451.76
January 1, 2032 through December 31, 2032	$84.53	$536.29
January 1, 2033 through December 31, 2033	$89.45	$625.74
January 1, 2034 through December 31, 2034	$94.66	$720.40
January 1, 2035 through May 29, 2035	$40.87	$761.27

The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed with respect to the notes in each year and are neither a prediction nor a guarantee of what the actual yield or timing of the payment or payments will be. The amount you actually receive at maturity or earlier sale or exchange of your notes will affect your income for that year, as described above under “Treatment as Contingent Payment Debt Instruments.”

CUSIP:	48135NWR3

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, Annex A to the accompanying prospectus addendum, “Risk Factors” beginning on page PS-12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-6 of the pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amendment, the pricing supplement or the accompanying product supplement, prospectus supplement, prospectus and prospectus addendum. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this amendment together with the pricing supplement and the related product supplement, prospectus supplement, prospectus and prospectus addendum, each of which can be accessed via the hyperlinks below.  Please also see “Additional Terms Specific to the Notes” in the pricing supplement.

•      Pricing supplement dated May 23, 2025:

http://www.sec.gov/Archives/edgar/data/19617/000121390025048117/ea0243599-01_424b2.htm

•      Product supplement no. 3-I dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000121390023029706/ea153081_424b2.pdf

•      Prospectus supplement and prospectus, each dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

•      Prospectus addendum dated June 3, 2024:

http://www.sec.gov/Archives/edgar/data/1665650/000095010324007599/dp211753_424b3.htm